VIA EDGAR

March 7, 2014

Mr. Brad Skinner
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013
Filed August 29, 2013
File No. 0000-22818

Dear Mr. Skinner:

This letter is submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated January 30, 2014 regarding our Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (the “Annual Report”). The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Form 10-K for the Fiscal Year ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.
Disclosure in various parts of your filing indicates that you have made material acquisitions during each of the periods reported in your 10-K. However, your MD&A does not appear to include clear, consistent discussion of the impact of these acquisitions on your reported results of operations. Revise the disclosure throughout your MD&A to provide this information. See Item 303(a)(3)(i) of Regulation S-K.

The Company completed six unrelated acquisitions during the fiscal years ended June 30, 2013 and 2012. Of the six acquisitions, two had a material impact on our results of operations during these periods (the UK Ambient Grocery Brands in fiscal 2013 and The Daniels Group in fiscal 2012). Both of these acquisitions became part of our United Kingdom operating segment and were the primary reason for the changes in operating results during these periods in that operating segment, which was disclosed in our MD&A. In explaining our consolidated results, we specifically referred to each of these two acquisitions in three important metrics - Net Sales, Gross Profit and Selling, General and Administrative Expenses. While we did not provide certain quantitative information with respect to these two acquisitions in our MD&A, we did provide this information in our notes to the consolidated financial statements and advised in our MD&A introductory paragraph that the MD&A should be read in conjunction with the consolidated financial statements and related notes. Additionally, in our notes we disclosed that the other four acquisitions completed during these periods did not materially impact the consolidated financial statements, which is more fully discussed in our response to comment number 4.

In Note 4 to our consolidated financial statements, we disclosed that as a result of our acquisition of the UK Ambient Grocery Brands on October 27, 2012, net sales of $161.8 million and income before income taxes from continuing operations of $19.9 million were included in the consolidated statement of income for the fiscal year ended June 30, 2013. In our MD&A we attributed the increase in sales and operating income for fiscal 2013 in our United Kingdom operating segment to this acquisition based on these amounts, which represent approximately 70% of the total net sales increase and approximately 90% of the total segment income increase. Similarly, we disclosed in Note 4 that as a result of our acquisition of The Daniels Group on October 25, 2011, net sales of $144.3 million and income before income taxes from continuing operations of $13.0 million were included in the consolidated statement of income for the fiscal year ended June 30, 2012. These amounts represent approximately 94% of the total net sales increase and approximately 90% of the total segment income increase for fiscal 2012. Additionally, our discussion of consolidated gross profit and selling, general and administrative expenses refers to these acquisitions as the primary driver for the changes in the respective margins. Specifically, we discuss that the acquired businesses operate at slightly lower relative gross margins (and hence the decrease in consolidated gross margin due to the change in mix of gross profit by segment) as well as slightly lower relative expenses (and hence the decrease in SG&A expenses). Furthermore, when other line items on the statement of income were materially impacted by acquisitions or acquisition-related activities, we included a discussion of the impact. For example, we include a discussion of the acquisition related expenses line item during each period, which given its nature, may be impacted by all of our acquisitions, even those that did not have a material impact on the other line items in the statement of income.

In sum, our disclosure sets out two important acquisitions, provides several different metrics about each of these acquisitions in the MD&A, and includes a reference to the Notes, where we provide additional disclosure. Furthermore, the Notes inform a reader that the other four acquisitions we undertook during this two year period did not have any significant impact on our operations. For these reasons, we believe that the disclosure included in the Annual Report provides sufficient information to understand the impact of these acquisitions on both the consolidated and segment operating results. We acknowledge the Staff’s comment and, in addition to providing such information in our Notes, we hereby undertake to prospectively provide in our MD&A the type of quantitative disclosure noted above when the impact of an acquisition is material to the Company’s and its operating segments’ results of operations.

2.
Revise your disclosure under this section to indicate the extent to which increases in revenue from year to year are attributable to increases in prices or volume sold. See Item 303(a)(3)(iii) of Regulation S-K.

During the periods included in our Annual Report, pricing did not materially impact net sales, and therefore, we have not attributed the increase in our net sales to pricing in our discussion.

In our MD&A, we attributed the increase in our consolidated net sales to the increases in net sales in our United States and United Kingdom operating segments. As we noted in our response to comment number 1, the increase in sales in our United Kingdom segment resulted from the acquisitions of the UK Ambient Grocery Brands and The Daniels Group. We described the increase in our sales in the United States operating segment as resulting “from improved consumption, expanded distribution and the impact of current year acquisitions.” “Expanded distribution” relates directly to the volumes of products that we sell. We used the term “improved consumption” in concert with expanded distribution to provide a qualitative indication of the increase in the volume sold and not as a separate factor. We did not separately quantify the change in consumption as it is not a direct measurement of the change in the Company’s reported net sales. Consumption data is obtained from independent marketing and data collection agencies and certain retailers, and measures sales of products scanned through cash registers at retail. It therefore is a measure of historical consumer trends, as well as an indicator of future expectations, and is used by us as a corroborating factor in understanding changes in volume sold.

We appreciate the Staff’s comment and acknowledge that our description may not have been completely clear that the primary reason for the increase in sales was attributable to volume increases and acquisitions. We intend to clarify our disclosure in future filings as it relates to volume increases as well as acquisitions as noted in our response to comment number 1.

3.
Disclosure in various parts of your MD&A indicates that changes from year to year in reported line items were due to multiple factors without indicating the amount attributable to each factor. For example, you disclose on page 24 that the sales increase in the United States in 2013 as compared to 2012 primarily resulted from “improved consumption, expanded distribution and the impact of current year acquisitions” without indicating the amount attributable to each factor. Where material year-to-year changes in reported line items are due to two or more factors, revise the disclosure to quantify the impact of each identified factor. See FRC 501-04.

We believe that our responses to comments 1 and 2 address the portion of this comment that relates to changes in net sales from year-to-year.

We also respectfully note to the Staff that we provide two levels of discussion to explain the reasons for changes in the Company’s results of operations. We discuss each of the statement of income line items for our consolidated results, followed by a discussion of the results of each of our reportable segments. Where practicable, we provide quantitative disclosures of the material factors that impact the Company’s results of operations when the information is reasonably available and reasonably precise. For example, we provided amounts related to the impact of the shift in sales responsibilities of the Sensible Portions brand for the Canadian operations. Similarly, we provided details of adjustments related to the carrying value of contingent consideration liabilities, income tax benefits and earnings of our equity method investees. However, quantifying the impact of certain other recurring factors, such as year-to-year changes in gross margins resulting from changes in product mix, input costs, manufacturing yields and overall market fluctuations, are inherently less precise. This is due to their interrelated impacts and the judgmental assumptions that would need to be employed in order to quantify these items in isolation. Our disclosures in these areas have been provided to reflect qualitative trends to help the reader understand the underlying financial information provided.

Where practicable, we will prospectively provide additional quantitative disclosure of factors we believe to be material that impact the Company’s results of operations when the information is reasonably available and reasonably precise.

Financial Statements

Consolidated Financial Statements, page 41

Note 4. Acquisitions and Disposals, page 53

4.
You disclose that, for certain acquisitions, reported net sales and income before income taxes from continuing operations attributable to the acquisition were not “significant” in the year of acquisition. For each such acquisition, tell us the amount of net sales and income before income taxes from continuing operations, and explain to us your basis for concluding that amounts were not “significant.” As part of your response, explain whether you believe these amounts are also not material.

ASC 805-10-50-2.h.1 states that for each business combination that occurs during a reporting period, the acquirer shall disclose the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period. As a result of our fiscal 2013 acquisitions of Ella’s Kitchen and BluePrint, net sales of $15.6 million and $22.4 million, respectively, and income before income taxes from continuing operations of $0.8 million and $0.5 million, respectively, were included in our consolidated statement of income for fiscal 2013. These amounts represented approximately two percent or less of the consolidated amounts for fiscal 2013, and as such, we concluded the amounts, both individually and in the aggregate, were not significant. In addition, as a result of our fiscal 2012 acquisitions of Cully & Sully and Europe’s Best, net sales of $1.4 million and $21.5 million, respectively, and income before income taxes from continuing operations of $0.1 million and $2.2 million, respectively, were included in our consolidated statement of income for fiscal 2012. These amounts also represented approximately two percent or less of the consolidated amounts for fiscal 2012, and as such, we concluded the amounts, both individually and in the aggregate, were not significant. As used in Note 4, we used the term “significant” as a synonym for material. As a result, for each of these fiscal years, we did not deem these amounts to be material.

5.
You present unaudited pro forma results of continuing operations for each of the years included in your 10-K as if all of the disclosed acquisitions had been completed as of the beginning of the earliest period presented. This appears to be inconsistent with the guidance in FASB ASC paragraph 805-10-50-2.h.3, which indicates that pro forma information should be presented as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior period. In view of this, revise your presentation to comply with this guidance. Alternatively, explain to us why you believe no revision is necessary.

ASC 805-10-50-2.h.3 states that if comparative financial statements are presented, the acquirer should present the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance also states that such disclosures would not be revised if that year is presented for comparative purposes with the subsequent year’s financial statements (even if that year is the earliest period presented).

As disclosed in Note 4, the Company completed three acquisitions during fiscal 2013 and three acquisitions during fiscal 2012. The guidance suggests that supplemental pro forma financial information should be presented as though our fiscal 2013 acquisitions had been completed at the beginning of fiscal 2012, and that our supplemental pro forma financial information included in our Form 10-K for fiscal 2012 relating to our fiscal 2012 acquisitions should not be revised. However, after reading the guidance during the preparation of our consolidated financial statements, we believed a presentation in this manner would be confusing and misleading to investors as it does not appear to provide additional clarification when a company has completed multiple material acquisitions during successive periods. Under the guidance, the supplemental pro forma information presented for our fiscal 2013 acquisitions would be prepared under the assumption that those acquisitions were completed at the beginning of fiscal 2012, but suggests that we should not assume that our fiscal 2012 acquisitions were also completed at the beginning of fiscal 2012. For example, the net sales recorded by The Daniels Group during the pre-acquisition period in fiscal 2012 (July 1, 2011 through October 24, 2011) would not be included in our fiscal 2013 pro forma presentation and would therefore incorrectly suggest to a reader that growth in sales not attributable to acquisitions was greater than it actually was. Similarly, if in our fiscal 2013 10-K we repeated the disclosure of the supplemental pro forma financial information for fiscal 2012 that was presented in our fiscal 2012 10-K, we also believed this was confusing as it provided information that is no longer comparable to the current structure of the Company.

Based on our considerations of the guidance, we believed that presentation of the pro forma disclosures in this manner would be confusing and misleading. Therefore, we presented our disclosures as if our acquisitions were completed at the beginning of the earliest period presented and disclosed that fact in Note 4, as we believed such presentation was most meaningful and useful to investors.

We do, however, acknowledge the Staff’s comment, and if required by the Staff, in the future we will provide the information as contemplated under ASC 805-10-50-2.h.3 by presenting supplemental pro forma financial information as if only the current period acquisitions were completed at the beginning of the prior period.

Note 15. Financial Instruments Measured at Fair Value, page 68

6.
You disclose that during the fiscal year ended June 30, 2012 your reassessment of the fair value of contingent consideration related to the Daniels acquisition resulted in a reduction of expense of approximately $15.5 million. Explain to us the facts and circumstances surrounding this reduction in expense. As part of your response, address the following:

•	Describe the terms and conditions of the initial contingent payment arrangement;

•	Describe, in reasonable detail, the methods and assumptions underlying the initial valuation of the contingent consideration; and,

•
Describe the changes in circumstances and assumptions that resulted in your conclusion that the fair value of the contingent consideration should be reduced. Address both the nature and timing of the information that supported the reduction.

On October 25, 2011, the Company completed the acquisition of The Daniels Group (“Daniels”) in the United Kingdom. In addition to the net cash payment made totaling £146.5 million, the Share Purchase Agreement (the “Agreement”) between the parties provided that additional consideration up to £13 million be paid to the sellers contingent upon the achievement of specified operating results of the acquired company during the twelve month periods ended March 31, 2012 and March 31, 2013. The sellers were no longer involved in Daniels’ operations subsequent to the closing of the transaction.

[In the following paragraphs, capitalized terms have the meanings given to such terms in the Agreement.]

Subject to certain limitations, the Agreement stipulated that the 2012 Deferred Consideration would be an amount equivalent to three times 2012 Excess EBITDA, and the 2013 Deferred Consideration would be an amount equivalent to three times the 2013 Excess EBITDA less the 2012 Deferred Consideration, if any.

ASC 805-30-25-5 states that the consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement and that the acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree. Additionally, ASC 805-30-35-1 states that changes resulting from events after the acquisition date, such as meeting an earnings target, are not measurement period adjustments. Such contingent consideration arrangements that are classified as a liability should be remeasured to fair value at each reporting date until the contingency is resolved and those changes in fair value should be recognized in earnings.

In accordance with ASC 805-30-25-5, we estimated the fair value of the contingent consideration liability as of the acquisition date (October 25, 2011) using an income approach with the assistance of an independent valuation specialist. We projected different scenarios of possible expected outcomes for EBITDA, including possible upside and downside cases for each. The “base case” was consistent with the acquisition date projected operating results for Daniels, which included, among other things, new business and projected growth from successful promotions, such as television advertisements and a packaging “refresh.” Projected payments under the provisions of the Agreement were then estimated under each scenario. The various projected payments were then probability weighted. After arriving at the expected values for the payments, the values were discounted to their present values using a discount rate that considered, among other things, the risk of the payments, credit risk of the Company, and overall weighted average cost of capital of the acquired business. The resulting calculations resulted in an estimated fair value of the contingent consideration liability of £9.8 million ($15.6 million), which was included as part of the total acquisition date consideration. A preliminary estimate of the acquisition-date fair value of the contingent consideration liability was made during the quarter ended December 31, 2011, which was subsequently adjusted based on the aforementioned discussion during the quarter ended March 31, 2012.

During our third fiscal quarter ended March 31, 2012, the Company re-assessed the fair value of the contingent consideration liability. At this time, the first twelve month period for the measurement of the contingent consideration had ended. The actual EBITDA achieved during this period was less than the target, and as such, no amount of contingent consideration was earned in respect of the 2012 Deferred Consideration. The shortfall was principally the result of an unusually warm winter season, which unfavorably impacted the sale of hot-eating products such as soup and desserts. However, the provisions of the Agreement still allowed for achievement of the maximum £13 million based on the results for the second twelve month period. Preliminary results for April 2012 showed improved sales of soup due to an unusually cold spring. Additionally, Daniels had just been awarded a new line of dessert products from one of its largest customers with plans to produce the new products beginning in September of that year. As such, these additional sales volumes and profit were expected to be achieved during the earn-out period. Based on the factors considered and projections prepared at that time, the Company concluded that the carrying value of the contingent consideration liability was fairly stated as of March 31, 2012.

During our fourth fiscal quarter ended June 30, 2012, certain events occurred that resulted in our conclusion that the fair value of the contingent consideration liability should be reduced. This included the following:

•
In late June 2012, Daniels was informed by a second significant customer that they would not be providing Daniels with any listings for soup for the upcoming winter season as they were going to sell only their private label soups. While the Company believed that the customer would re-list its New Covent Garden Co. branded soups given the brand’s leading status in the fresh soup category, such re-listing would not occur prior to March 2013 (the end of the contingent consideration period) given the seasonal nature of the product and the manner and timing in which the customer awards listings in the category.

•
The expected launch of the new line of desserts products was moved from September 2012 to May 2013, which was also subsequent to the end of the contingent consideration period. The delay resulted from indecision by the customer in how to move forward with these new product offerings.

Based on these factors, as of June 30, 2012 the Company reduced its forecasted earnings of Daniels for the period through March 31, 2013. The revised forecasted EBITDA for the twelve months ended March 31, 2013 was now less than the EBITDA target. After consideration of possible different scenarios, the Company believed it to be remote that there would be any positive 2013 Excess EBITDA and therefore no contingent payments were expected to be made to the sellers under the provisions of the Agreement. Accordingly, the Company adjusted the carrying value of the liability to zero with the corresponding adjustment recognized in earnings during the quarter.

The Company continued to assess the fair value of the contingent liability each period through the end of the second twelve month period ended March 31, 2013 and, each period, concluded that the estimated fair value was zero. Shortly after completion of the contingent consideration period, a formal statement was delivered to the sellers as required by the Agreement indicating that no additional consideration was earned or payable.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (516) 587-5703 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Stephen J. Smith
Stephen J. Smith
Executive Vice President and Chief Financial Officer